Filed Pursuant To Rule 433

Registration No. 333-275079

October 21, 2024

DIRECTOR, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: I'm Krista Lynch. I work for Grayscale Investments, which is a digital asset asset manager. I lead ETF capital markets there. So doing a lot of the stuff that Matt described working with the ecosystem surrounding our product and Grayscale is probably best known as the company that sued the SEC to bring the spot Bitcoin ETFs to market.

HOST: So why don't we start with the landmark approval of the Bitcoin spot ETFs last year in January or this year, excuse me, in January. Um, what were each of you doing to prepare for potential approval before 2024? And were you all surprised by the timing of the approval? And we'll start with Joanna.

LYNCH: Some really robust answers on the legal process. I remember canceling all Christmas, Thanksgiving vacations, et cetera, <laugh> and having a mad dash to January. So I would definitely echo that. And I think one other thing that happened kind of towards the end as we reached the finish line was the SEC decided that they could get comfortable with the products but they could not get comfortable with the in-kind mechanism. And that's how uh, grantor commodity trusts are typically structured. So that was another kind of curve ball that the industry had to come together and figure out how to solve for in the 11th hour. And I think luckily we were quite successful in doing so, but it required a lot of late nights and really coming together with our ecosystem support to figure out how we could pull it off.

HOST: Sure. Great. So let's talk a little bit about custody because one of the things that's interesting about digital assets is that they're very unique in terms of how you custody them. So I want for each of you guys to talk about how your respective firms are to be custody of or what they're using to take custody of the digital asset within each of the respective ETFs. And I'll start

LYNCH: For Grayscale, typically the um, commodity, sorry. Typically the custodian would also be at the same institution as the transfer agent and some of the other support functions that are inherent to the daily operations of the ETF. But banks have quite a hard time holding crypto and that basically precludes typical providers from acting as the custodian for Bitcoin ETFs. So Grayscale actually uses, uh, Coinbase, which is a separate company from our transfer agent, Bank of New York. And we have a huge operations team that sits in between the two and facilitates movement and visibility even though it's two separate companies and two separate teams. So it is less efficient than typical ETFs that are able to do everything in-house, but we've been able to basically build our own bridge between those two entities to make it still a, a seamless process.

HOST: So dovetailing off of that, um, one of the things that you guys sort of alluded to was restrictions around how other institutions can or cannot custody digital assets. So the SEC staff accounting Bulletin 121, um, Johanna, can you start by a maybe just explaining what seven counting bulletin 121 is, but then two, uh, talk about how that may have affected not just your company but everybody's uh, accounting of how they're gonna custody their digital assets within the ETFs.

LYNCH: Going back to uh, why we chose Coinbase, again, it is because really our service provider that we use for the share side of things was not able to be our custodian, uh, for Bitcoin and other digital assets. So it really did force the issuers to find other solutions. And at the time, Coinbase really filled that void. They had been thinking about how to service an ETF workflow for many years prior to the uplisting and had a number of thoughtful workflows that really fit nicely with the needs of the products. And given that we really couldn't do it under one roof at our traditional ETF service providers, um, they really were able to step in and help make things, um, continue to work efficiently.

HOST: So Krista, um, what are your thoughts on the outstanding applications for options trading on Bitcoin ETPs and um, what, how would options trading change the Bitcoin ETF market? And then there's also from how what I understand been some recent news on that, uh, with your firm so.

LYNCH: Yeah, a really timely question. Thank you <laugh>. Um, so on Friday we had options on GBTC and BTC, the two Grayscale Bitcoin trusts approved for trading and listing on the NYSE. There are several other products, uh, or competitor products that were also approved on Friday on both the NYSE and CBOE and some of the products on the NASDAQ were approved several weeks ago. So it's a really exciting time and thank you to uh, the work that you've done and Congressman Flood on writing a comment letter to that effect. Um, so we are going to see those products hopefully coming to market. However, there is one more step that has to be approved by the OCC and CFTC so we're not quite out of the woods, but it is a really promising step for bringing additional spot Bitcoin exposure to market. And what we think that means for the ETFs is just a more robust and vibrant trading environment. There will be more products and more ways that you can get exposure to spot Bitcoin and we think that that will ultimately help the investor in all of the products have a better trading experience.

HOST: Great. So I'm sure there are a number of people here who are not what you would describe as like natural crypto investors or maybe a little bit skeptical of cryptocurrencies. So what would you say to those people in terms of why they should care about what we're talking about here about Bitcoin and Ethereum ETFs?

LYNCH: Grayscale did a survey with the Harris poll, which is a market surveillance group and found that one in three respondents said they were more likely to buy spot Bitcoin or another digital asset as a result of the approval of the spot Bitcoin ETFs. So it really has ushered in a huge wave of people investing in digital assets and the ETF itself is a very easy and familiar way to do so. So I think for those who are more crypto-native and are now kind of like, hey, this is my space and now all these traditional finance people are getting involved, I would say to them it's only going to continue to benefit the asset class because the spot Bitcoin ETFs actually buy Bitcoin every time there is an inflow into the fund. And just basic supply demand dynamics mean that that should drive the price of Bitcoin up. So if you were an early investor, no matter how you're invested, if that's spot Bitcoin or through an ETF, it should ultimately still benefit you in either capacity.

HOST: Okay. So let's move to the other side of the spectrum. So for people that are much more comfortable with crypto than they are with like traditional financial institutions, why should they care about these ETPs?

LYNCH: Matt's point is so interesting. That same survey that I mentioned saw that there's actually a higher percentage of millennial and Gen Z ownership of crypto than of equities, which to me is totally mind blowing. But I guess it just goes to show that for a lot of the younger generations they do have their first experience with crypto before they have it with traditional finance vehicles. But to flip it, the ETF can also be kind of the first step on your crypto journey. So we also find that there are investors who are newcomers to the digital asset space because the ETF is so familiar to them, this can be the first way that they get involved in buying Bitcoin or buying Ethereum. And then next thing they know they're very interested in digital assets and they're going further down the, the structure if you will. They're looking at staking, they're looking at other more complicated tokens. Um, and for that we also have some products there but we really, really love to do education. So it's exciting to see people getting involved in crypto through a wrapper that's very accessible, very easy and very familiar.

HOST: Okay. So looking forward, um, and this is a question that we'll direct to the whole panel, but what tokens could you guys see being the next one to get approved if there would be a next one to be approved?

LYNCH: I was really enjoying the conversation at lunch where the theme was kind of more regulatory clarity is really desired by the crypto institutional community. That really resonated with me because I think something we are finding is there was a very clear path for Bitcoin and then Ethereum to follow, but now we find ourselves at this crossroads like, well what's next? So Grayscale did actually just file for a multi-token fund GDLC, but there are a number of other things out there and there's no clear path that just like there was for Bitcoin to Ethereum. Um, everyone's kind of just waiting to see what will come next. There's some single token products that have been filed for for ETF format and then the multi token fund I mentioned and of course options on spot Bitcoin ETFs, but we will all just have to wait and see what comes next.

HOST: I think this might have to be our last question 'cause we're running a little short on time so we'll have to be a little quick. But um, since approval the spot Bitcoin ETPs have seen some fairly large volatility in terms of inflows and outflows. So do you all expect that that volatility will continue? Uh, noting that Bitcoin itself is pretty volatile or do you expect some of that volatility to sort of level off over time?

LYNCH: I would agree with that the ETFs have been able to handle tremendous volume, which is the sign that it's working quite nicely. Um, so I think that that's been very compelling and a great thing for us. Uh, I would also note that if the underlier is volatile, then you would expect the ETF wrapper to move in line with that. So when people see that the ETF is volatile, that's just it doing its job and tracking the price of the underlier correctly.

HOST: Okay. Well I think that concludes our conversation. Thanks to all of you so much for coming. Let's give a round of applause for our panelists.

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